

August 17, 2010

Mr. Michael R. Burwell
Chief Financial Officer of General Partner for
Redwood Mortgage Investors VII, a California Limited Partnership
900 Veterans Blvd., Suite 500
Redwood City, CA 94063

> **Re: Redwood Mortgage Investors VII, a California Limited Partnership**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 0-19992**

Dear Mr. Burwell:

We have reviewed your response letter filed on June 11, 2010 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2009

Item 7- Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, pages 21 to 23

1. We note your response to prior comment 3. In your response, you have indicated to us that non-specific reserves taken on loans which are not fully collateralized, but performing, are not significant in comparison to the specific reserves provided on impaired loans. However, it appears that the reserves are significant within the context of the quantitative information in the next paragraph of your response which indicates that a significant portion of your allowance for loan loss balances was derived from these non-specific reserves. As such, we reissue a portion of our previous comment; please show us the disclosure you will include in future filings that will discuss the amount of non-specific reserves recorded for loans that were not considered individually impaired as well as how you determine the amount of these reserves specifically discussing how you incorporate general market trends. In responding to this comment, please also tell us the bad debt expense incurred for each reporting period related to these non-specific loans.

Form 10-Q for the Quarter Ended September 30, 2009

Note 4 –Real Estate Held, page 13

2. We note your response to prior comment 5. Please further advise us if you adjust the salvage values as well as the corresponding depreciation expense of your assets held for investment that are not in use as rental properties. Please discuss your consideration of decreases in the fair values of these properties after acquisition in your response. Also, tell us what consideration you gave to costs of removal when determining salvage values.

As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jessica Barberich
Assistant Chief Accountant